As filed with the U.S. Securities and Exchange Commission on October 29, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

NOVARTIS AG
(Exact name of issuer of deposited securities as specified in its charter)

Novartis Inc.
(Translation of issuer's name into English)

Switzerland
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
1-800-927-9800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one registered share of Novartis AG	250,000,000 American Depositary Shares	$0.05	$12,500,000	$697.50
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a)(7) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (13)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (14)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (17) and (18)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (15)

(3)	Fees and Charges		Paragraph (7)

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Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Novartis AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission -- and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Amended and Restated Deposit Agreement, dated as of May 11, 2000 among Novartis AG, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the registration statement on Form F-6 (File No. 333-11758) filed September 8, 2000)

(a)(2)
Amendment No. 1 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 1 to the registration statement on Form F-6 (File No. 333-11758) filed September 8, 2000)

(a)(3)	Amendment No. 2 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-13446) filed on May 7, 2001)

(a)(4)
Letter Agreement dated October 27, 2004 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.2 to Annual Report on Form 20-F for the year ended December 31, 2004)

(a)(5)
Letter Agreement dated September 12, 2005 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.3 Annual Report on Form 20-F for the year ended December 31, 2005)

(a)(6)
Letter Agreement dated December 14, 2007 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.4 Annual Report on Form 20-F for the year ended on December 31, 2007)

(a)(7)	Form of American Depositary Receipt . Filed herewith as Exhibit (a)(7).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement,  certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 29, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Novartis AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 29, 2009.

NOVARTIS AG

By:	/s/ Dr. Raymund Breu
Name:	Dr. Raymund Breu
Title:	Chief Financial Officer

By:	/s/ Thomas Werlen
Name:	Thomas Werlen
Title:	General Counsel

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints two of Raymund Breu, Jonathan Symonds, Thomas Werlen, Bruno Heynen and Felix Senn, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of October 29, 2009.

Signature	Title	Date

/s/ Dr. Daniel Vasella	Chairman and Chief Executive Officer (principal executive officer)	October 29, 2009
Dr. Daniel Vasella
/s/ Dr. Raymund Breu	Chief Financial Officer (principal financial and accounting officer)	October 29, 2009
Dr. Raymund Breu
/s/ Dr. Ulrich Lehner	Vice-Chairman and Lead Director of the Board of Directors	October 29, 2009
Dr. Ulrich Lehner
/s/ Hans-Jörg Rudloff	Vice-Chairman of the Board of Directors	October 29, 2009
Hans-Jörg Rudloff

Signature	Title	Date

/s/ William Brody, M.D., Ph.D.	Director	October 29, 2009
William Brody, M.D., Ph.D.
/s/ Srikant Datar, Ph.D.	Director	October 29, 2009
Srikant Datar, Ph.D.
/s/ Ann Fudge	Director	October 29, 2009
Ann Fudge
/s/ Alexandre F. Jetzer	Director	October 29, 2009
Alexandre F. Jetzer
/s/ Pierre Landolt	Director	October 29, 2009
Pierre Landolt
/s/ Dr. Andreas von Planta	Director	October 29, 2009
Dr. Andreas von Planta
/s/ Dr. Ing. Wendelin Wiedeking	Director	October 29, 2009
Dr. Ing. Wendelin Wiedeking
/s/ Marjorie M. Yang	Director	October 29, 2009
Marjorie M. Yang
/s/ Dr. Rolf M. Zinkernagel	Director	October 29, 2009
Dr. Rolf M. Zinkernagel
/s/ Barry Rosenfeld	Authorized U.S. Representative	October 29, 2009
Barry Rosenfeld

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(7)	Form of ADR.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification